UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CITIZENS FIRST CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

17462Q107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17462Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Service Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% of 2,526,377 shares of Common Stock outstanding based on the information taken from the Issuer’s 10Q filed on August 9, 2017.
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 17462Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Service Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% of 2,526,377 shares of Common Stock outstanding based on the information taken from the Issuer’s 10Q filed on August 9, 2017.
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 17462Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dory Wiley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% of 2,526,377 shares of Common Stock outstanding based on the information taken from the Issuer’s 10Q filed on August 9, 2017.
12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Service Capital Partners, LP, a Texas limited partnership (“Service Capital Partners”), Service Capital Advisors, LLC, a Texas limited liability company acting as the general partner of Service Capital Partners (“Service Capital Advisors”) and Dory Wiley, the principal of Service Capital Advisors.

This Amendment relates to the common stock, no par value (the “Common Stock”) of Citizens First Corporation (the “Issuer”), purchased by Service Capital Partners for the accounts of Service Equity Partners, LP and Service Equity Partners (QP), LP, Texas limited partnerships for both of which Service Capital Partners is the general partner.

This Amendment is being filed to report that the Reporting Persons no longer own shares of Common Stock of the Issuer and amends and restates the Schedule 13G as follows.

Item 1.

(a)	Name of Issuer

Citizens First Corporation

(b)	Address of Issuer’s Principal Executive Offices

1065 Ashley Street, Bowling Green, Kentucky

Item 2.

(a)	Name of Person Filing

Service Capital Partners, Service Capital Advisors and Dory Wiley

(b)	Address of Principal Business Office or, if none, Residence

1445 Ross Avenue, Suite 2700, Dallas, TX 75202

(c)	Citizenship

Texas

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

17462Q107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0

See No. 9

(b)	Percent of class: 0%[1]

See No. 11

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See No. 5

(ii)	Shared power to vote or to direct the vote

See No. 6

(iii)	Sole power to dispose or to direct the disposition of

See No. 7

(iv)	Shared power to dispose or to direct the disposition of

See No. 8

[1]	0% of 2,526,377 shares of Common Stock outstanding based on the information taken from the Issuer’s 10Q filed on August 9, 2017.

Service Equity Partners, LP and Service Equity Partners (QP), LP were the record owners, in aggregate, of the shares of the security being reports. Service Capital Partners is the general partner of each of Service Equity Partners, LP and Service Equity Partners (QP), LP. Service Capital Advisors is the general partner of Service Capital Partners, and Dory Wiley is the principal of Service Capital Advisors. Therefore, Service Capital Partners, Service Capital Advisors, and Dory Wiley indirectly have the power to vote and dispose of the shares being reported, and accordingly, may be deemed the beneficial owners of such shares. The filing of the Schedule 13G shall not be construed as an admission by any of the Reporting Persons, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as to the beneficial ownership of any of the shares of Common Stock previously owned by Service equity Partners, LP and Service Equity Partners (QP), LP

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERVICE CAPITAL PARTNERS, LP
Service Capital Advisors, LLC, its general partners

By	/s/ Dory Wiley
Dory Wiley, Managing Member

SERVICE CAPITAL ADVISORS, LLC

By	/s/ Dory Wiley
Dory Wiley, Managing Member

By	/s/ Dory Wiley
Dory Wiley

Dated: March 6, 2018